Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated September 8, 2021 to Prospectus dated May 27, 2020

Registration No. 333-238729

AGREE REALTY CORPORATION

7,000,000 Depositary Shares (the “Depositary Shares”)

Each Representing 1/1000th of a Share of

4.250% Series A Cumulative Redeemable Preferred Stock

(the “Series A Preferred Stock”)

September 8, 2021

Pricing Term Sheet

Issuer:	Agree Realty Corporation
Security:	Depositary Shares each representing 1/1000th of a share of 4.250% Series A Cumulative Redeemable Preferred Stock
Size:	7,000,000 Depositary Shares at $25.00 per Depositary Share
Trade Date:	September 8, 2021
Settlement Date:	September 17, 2021 (T+7); under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares before the second business day prior to the Settlement Date will be required, by virtue of the fact that the Depositary Shares initially will settle on a delayed basis, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters.
Maturity Date:	Perpetual (unless redeemed by the Issuer on or after September 17, 2026 or pursuant to its special optional redemption right, or converted by a holder in connection with a change of control described below under “Change of Control”)
Public Offering Price:	$25.00 per Depositary Share; $175,000,000 total
Underwriting Discount and Commissions:	$0.7875 per Depositary Share for Retail Orders ($1,581,433.88 total); and $0.5000 per Depositary Share for Institutional Orders ($2,495,915.00 total)

Net Proceeds (before expenses):	$170,922,651.12
Dividend Rate:	4.250% per annum (or $1.0625 per Depositary Share per annum), accruing from (and including) September 17, 2021
Dividend Payment Dates:	On or about the first day of each month, commencing on October 1, 2021. The first dividend payment will be for less than a full month and will cover the period from, and including, September 17, 2021 to, but excluding, October 1, 2021.
Liquidation Preference:	$25.00 per Depositary Share, plus any accrued and unpaid dividends
Conversion Rights:

Except to the extent that the Issuer has elected to exercise its optional redemption right or its special optional redemption right by providing notice of redemption prior to the Change of Control Conversion Date, upon the occurrence of a Change of Control, the holders of the Depositary Share will have the right to convert some or all of their Depositary Share (the “Change of Control Conversion Right”) into a number of the Issuer’s shares of common stock, par value $0.0001 per share, per Depositary Share equal to the lesser of:

•      the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Depositary Share dividend payment and prior to the corresponding Depositary Share dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Stock Price; and

•      0.6803 (the Share Cap), subject to certain adjustments and provisions for the receipt of alternative consideration as described in the preliminary prospectus supplement.

If the Issuer has provided or provides a redemption notice with respect to some or all of the Depositary Shares, holders of any Depositary Shares that the Issuer has called for redemption will not be permitted to exercise their Change of Control Conversion Right in respect of any of their Depositary Shares that have been called for redemption, and any Depositary Shares subsequently called for redemption that has been tendered for conversion will be redeemed on the applicable date of redemption instead of converted on the Change of Control Conversion Date.

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A “Change of Control” will be deemed to have occurred at such time after the original issuance of the Depositary Shares when the following have occurred and are continuing:

•      the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Issuer entitling that person to exercise more than 50% of the total voting power of all shares of the Issuer entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•      following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the NYSE, the NYSE American or NASDAQ Stock Market, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or NASDAQ Stock Market.

The “Common Stock Price” will be: (i) the amount of cash consideration per share of the Issuer’s common stock, if the consideration to be received in the Change of Control by the holders of shares of the Issuer’s common stock is solely cash; and (ii) the average of the closing prices for shares of the Issuer’s common stock on the NYSE for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the consideration to be received in the Change of Control by the holders of shares of the Issuer’s common stock is other than solely cash.

The “Change of Control Conversion Date” will be a business day that is no fewer than 20 days nor more than 35 days after the date on which the Issuer provides the required notice of the occurrence of a Change of Control.

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Optional Redemption:	On and after September 17, 2026, redeemable in whole or in part at a redemption price equal to $25.00 per Depositary Share, plus any accrued and unpaid dividends (whether or not declared) to, but not including, the date of redemption. If the Issuer exercises its redemption right (by sending the required notice) in connection with a Change of Control, holders of the Depositary Shares will not have the conversion rights described above in respect of any Depositary Shares called for redemption.
Special Optional Redemption:	In the event of a Change of Control, the Issuer will have the option to redeem the Depositary Shares, in whole or in part, within 120 days after the first date on which such Change of Control has occurred for cash at a redemption price of $25.00 per Depositary Share, plus any accrued and unpaid dividends (whether or not declared) to, but not including, the redemption date. To the extent that the Issuer exercises its redemption right (by sending the required notice) relating to the Depositary Shares, the holders of Depositary Shares will not be permitted to exercise the conversion right described above in respect of their Depositary Shares called for redemption.
CUSIP/ISIN:	008492 209 / US0084922097
Listing:	The Issuer intends to file an application to list the Depositary Shares with the NYSE under the symbol “ADC PR A.” If the application is approved, trading is expected to begin within 30 days of initial delivery. The underwriters have advised the Issuer that they intend to make a market in the Depositary Shares prior to the commencement of trading on the NYSE. The underwriters will have no obligation to make a market in the shares, however, and may cease market making activities, if commenced, at any time.
Joint Book-Running Managers:	Wells Fargo Securities, LLC J.P. Morgan Securities LLC Raymond James & Associates, Inc. Citigroup Global Markets Inc.
Co-Managers:	Capital One Securities, Inc. Mizuho Securities USA LLC PNC Capital Markets LLC Regions Securities LLC Stifel, Nicolaus & Company, Incorporated Truist Securities, Inc. U.S. Bancorp Investments, Inc.

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The Issuer has filed a registration statement and a prospectus with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus and the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the underwriters can arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751; J.P. Morgan Securities LLC collect at 1-212-834-4533; or Raymond James & Associates, Inc. toll-free at 1-800-248-8863. This information does not purport to be a complete description of these securities or the offering.  Please refer to the preliminary prospectus supplement for a complete description of the securities.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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